UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Entry into a Material Definitive Agreement

On August 2, 2024, Golden Heaven Group Holdings Ltd. (the “Company”) entered into a share purchase agreement (the “Agreement”) with an investor (the “Investor”). Pursuant to the Agreement, the Investor agreed to purchase, and the Company agreed to issue and sell to the Investor, (i) 15,000,000 Class A ordinary shares of the Company, par value of $0.0001 per share (the “Shares”), at a purchase price of $0.15 per share, and (ii) a warrant to purchase up to 30,000,000 Class A ordinary shares of the Company at an exercise price of US$0.20 per share (the “Warrant”), for an aggregate purchase price of $2,250,000 (the “Offering”). The Warrant is exercisable immediately and shall terminate upon the earliest to occur of the following: (a) the expiration of the period of five years as of the date of the Warrant; or a sale of the Company, which means (i) any sale, transfer or other disposition to another company of all or substantially all of the Company’s assets, (ii) the sale of shares of the Company resulting in more than 50% of the voting power of the Company or of the surviving entity being vested in persons other than the persons who own 50% or more of the voting power of the Company immediately prior to the effectiveness of such transaction, or (iii) a merger or consolidation of the Company resulting in more than 50% of the voting power of the Company or of the surviving entity being vested in persons other than the persons who own 50% or more of the voting power of the Company immediately prior to the effectiveness of such transaction. The Shares and the Warrant were offered under the Company’s registration statement on Form F-3 (File No. 333-279942), initially filed with the U.S. Securities and Exchange Commission on June 4, 2024, and declared effective on June 27, 2024 (the “Registration Statement”). A prospectus supplement to the Registration Statement in connection with this Offering was filed with the U.S. Securities and Exchange Commission on August 8, 2024. The Agreement, the transactions contemplated thereby, and the issuance of the Shares and Warrant have been approved by the Company’s board of directors.

The closing of the transactions contemplated by the Agreement took place on August 8, 2024. The Company received gross proceeds of approximately $2,250,000 from the issuance and sale of the Shares and Warrant and intends to use the net proceeds from the Offering for working capital and other general corporate purposes.

The foregoing description of the Agreement and the Warrant are qualified in their entirety by reference to the full texts of the Form of Agreement and the Form of Warrant, which are filed as Exhibit 10.1 and Exhibit 10.2 to this Form 6-K, respectively, and are incorporated herein by reference.

Exhibits

Exhibit No.	Description
5.1	Opinion of Ogier
10.1	Form of Share Purchase Agreement
10.2	Form of Warrant
23.2	Consent of Ogier (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.

Date: August 8, 2024	By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

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